SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May 2001

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

                (Translation of registrant's name into English)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x                       Form 40-F
                            ----                               --

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No  x
                      ---                               ---




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                                 EXHIBIT INDEX
                                 -------------


                                                               Sequential
Exhibit            Description                                 Page Number
-------            -----------                                 -----------
       99.1        Press Release dated May 15, 2001,                4
                   relating to Ciba Specialty Chemical's
                   signing of a purchase contract to
                   acquire EFKA Additives, Netherlands.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CIBA SPECIALTY CHEMICALS HOLDING INC.,

Date: May 16, 2001                     by

                                       /s/ Oliver Strub,  /s/ Peter Sidler
                                       --------------------------------------
                                        Oliver Strub       Peter Sidler